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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING          SEC FILE NUMBER
                                                                   1-11601

                                                                CUSIP NUMBER
                                                                 632900 10 6

(Check One) [X] Form 10-K  [ ] Form 20-F [ ] Form 11-K  [ ] Form 10-Q
            [ ] Form N-SAR

                 For Period Ended: January 31, 1999
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I - REGISTRANT INFORMATION

NATIONAL AUTO CREDIT, INC.
Full Name of Registrant


Former Name if Applicable: N/A


3000 AURORA ROAD
Address of Principal Executive Office (Street and Number)

SOLON, OH 44139
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
 [ ] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

The Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 could not be filed within the prescribed time period because the Registrant's financial statements and the external audit thereon have not yet been completed. As previously disclosed, Grant Thornton, LLP was newly appointed to act as the Registrant's independent accountants and commenced substantive audit field work on April 1, 1998 for the January 31, 1999, 1998 and 1997 fiscal year end audits.

As part of these audit processes, the Registrant, in conjunction with its independent accountants, evaluated the sufficiency of its loan loss reserves, the methodologies utilized in the recognition of income through a comprehensive analysis of its historical portfolio performance and the adequacy of the self-insurance automobile claims liability from the discontinued rental car operations. It is expected that the amount of increase in loan loss reserves will be material. In addition, the self-insurance claims expense has yet to be determined since the final results of the actuary's study, the basis of this expense, has not been completed.

The Registrant and its independent accountants are working toward the completion of the audits and fiscal year-end financial statements as expeditiously as possible. The filing date of the Registrant's Form 10-K, with the prescribed three years of audited financial statements, is expected to occur by the end of June 1999.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Richard M. Cohen              (440)                349-1000
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

         [ ] Yes   [X] No

         Annual Report on Form 10-K for the fiscal year ended January 31, 1998 has not been filed. Quarterly reports on Form 10-Q for the fiscal periods ended April 30, 1998, July 31, 1998 and October 31, 1998 have not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

As stated in Part III above, the Registrant in conjunction with its independent accountants is evaluating the sufficiency of its loan loss reserves, refining its methodologies utilized in the recognition of income through a comprehensive analysis of its historical portfolio performance and recalculating its automobile self-insurance claims liability. The amount of any increase in loan loss reserves and self-insurance claims and the decrease in revenue is expected to be material. The Registrant further expects that its earning statement for fiscal year 1998 will reflect a significant decline in results of operations from the prior period.


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                           National Auto Credit, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 3, 1999                    By  /s/ Richard M. Cohen
      -------------------                --------------------------------------
                                         Richard M. Cohen
                                         President